Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”), made this 4th day of August, 2006 (the “Commencement Date”), is entered into among Ronald G. Hiscock (“Executive”), Alphatec Spine, Inc., a California corporation (the “ASI”), and Alphatec Holdings, Inc., a Delaware corporation (“Parent”) (collectively, ASI and Parent shall be referred to as the “Company”).

1.    Commencement.  This Agreement shall become effective on the Commencement Date and shall govern Executive’s employment by the Company for the period set forth in Section 2 hereof.

2.    Term of Employment.

Unless Executive’s employment is terminated pursuant to Section 5 below, Executive shall be employed by the Company pursuant to the terms of this Agreement for three years from the Commencement Date (“Initial Term”), and for successive twelve-month periods thereafter (each, a “term,” and collectively the “Employment Period”), unless the Company or the Executive delivers to the other, at least 30 days prior to the end of a term, written notice specifying that the Executive’s employment will not be renewed at the end of the then-applicable term of the Agreement.  A notice by the Company of non-renewal shall be treated as a Termination Without Cause under Section 5.2 as of the end of the then-applicable term of the Agreement.

3.    Title; Capacity; Office.

(a)           The Company shall employ Executive, and Executive agrees to work for the Company, as its President and Chief Executive Officer.  The Executive shall perform the duties and responsibilities inherent in the positions in which he serves and such other duties and responsibilities as shall from time to time be reasonably assigned to him by the Company’s Board (which term shall mean the Boards of Directors of both ASI and Parent acting together, if the Boards have the same membership, or, if the memberships are not the same, shall mean the Board of Directors of Parent only).  The Executive shall report to the Board.  During the term of his employment hereunder, Executive shall also serve as a member of the Board of Directors of both ASI and Parent.

(b)           Executive’s office shall be located at the Company’s headquarters in Carlsbad, California, or at such other corporate headquarters approved by the Board.  Notwithstanding the preceding sentence, Company agrees that Executive will retain his residence in the Philadelphia area.

4.    Compensation and Benefits.  While employed by the Company, Executive shall be entitled to the following (it being agreed, for the avoidance of doubt, that, except as provided in Section 6.2, amounts payable on the happening of any specified event will not be payable if the Executive is not employed by the Company upon the happening of such event):

4.1           Salary.  Commencing on the Commencement Date, the Company shall pay Executive an annual base salary of $500,000.00, less applicable payroll withholdings, payable in accordance with the Company’s customary payroll practices, with salary increases, if any, to be determined by the Board on an annual basis in January of each subsequent year of Executive’s employment.

4.2           Performance Bonus.  Executive will be eligible to receive a cash performance bonus each fiscal year in an amount equal to 100% of the annual base salary for such fiscal year (the “Total Bonus Amount”) based on Executive’s achievement of quarterly and annual performance objectives established by the Board at the beginning of each fiscal year.  Up to twelve and a half percent (12.5%) of the Total Bonus Amount shall be payable within 30 days of the end of each fiscal quarter (for a total of up to 50% of the Total Bonus Amount), based on Executive’s achievement of quarterly objectives, and up to fifty percent (50%) of the Total Bonus Amount shall be payable within 30 days after the end of the fiscal year, based on Executive’s achievement of annual objectives.  For fiscal year 2006, the Total Bonus Amount shall be based on the preexisting objectives established by the Board for such year.

4.3           IPO Bonus.  Upon the closing of an underwritten initial public offering by the Parent, Executive shall receive a bonus of $300,000, less applicable payroll withholdings.

4.4           Sale of Parent.  Upon the Sale of Parent, Executive shall receive a cash bonus payable contemporaneously with the closing of such sale, that is equal to the following: (i) if Parent is sold for under $300,000,000, Executive would be entitled to a lump-sum bonus of $500,000; (ii) if Parent is sold for $300,000,000, Executive would be entitled to a lump-sum bonus of $1,000,000; and (iii) if Parent is sold for greater than $300,000,000, Executive would be entitled to a lump-sum bonus equal to $1,000,000, plus one percent (1.0%) of the amount by which the sale price exceeds $300,000,000.  A “Sale of Parent” shall be deemed to occur upon the purchase by one person or a group of persons for cash or other consideration of more than 80% of the capital stock or assets of the Parent; provided that a “Sale of Parent” shall not be deemed to have occurred in the event of the transfer of stock or assets in a transaction that would not result in a Change in Control (as hereinafter defined).

4.5           Fringe Benefits.  Executive shall be entitled to the benefits set forth in Schedule I.  To the extent that any income or employment taxes are due with respect to the benefits set forth on Schedule I, the Company shall provide the Executive with a “gross up payment” equal to the taxes due in connection with such benefits and the gross up payment.  Executive shall also be entitled to participate in all benefit programs that the Company establishes and makes available to its management employees.  Executive will also be entitled to take fully paid vacation in accordance with Company policy, which shall be not less than four (4) weeks per calendar year, with no forfeiture for unused vacation days.

4.6           Reimbursement of Expenses.  Executive shall be entitled to prompt reimbursement for reasonable expenses incurred or paid by him in connection with, or related to the performance of, his duties, responsibilities or services under this Agreement, upon presentation by Executive of documentation, expense statements, vouchers and/or such other supporting information as the Company may reasonably request.

4.7           Equity.

(a)           The parties agree and acknowledge that on June 7, 2005 (the “Grant Date”), Executive was granted restricted shares of Series A-1 Common Stock (the “Restricted Shares”) of Parent representing approximately 2% of Parent’s outstanding common stock.  Upon the termination of Executive’s employment, all Restricted Shares that have not vested shall be repurchased by Parent for an aggregate of $1.00.  Seventy-five percent (75%) of such Restricted Shares will vest over a 5-year period in equal amounts beginning on the first anniversary of the Grant Date, and will vest immediately upon a Change in Control.  Twenty-five percent (25%) of such Restricted Shares shall vest upon the closing of an underwritten initial public offering of the stock of Parent stock (an “IPO”), if such IPO occurs on or before December 31, 2006, provided, however, that if in the reasonable judgment of the Board any delay of the IPO is attributable to market conditions or other factors not related to Parent and its operations, then such vesting date shall be extended at the discretion of the Board.  All Restricted Shares that have not previously vested shall vest upon a Change in Control of Parent.  For purposes of this Agreement, a “Change in Control” shall occur on the date after the Commencement Date that: (i) any one person, entity or group acquires ownership of capital stock of Parent that, together with the capital stock of Parent already held by such person, entity or group, constitutes more than 50% of the total fair market value or total voting power of the capital stock of Parent; provided, however, if any one person, entity or group is considered to own more than 50% of the total fair market value or total voting power of the capital stock of Parent, the acquisition of additional capital stock by the same person, entity or group shall not be deemed to be a Change in Control; (ii) a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or (iii) any one person, entity or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person, entity or group) assets from Parent that have a total gross fair market value at least equal to 80% of the total gross fair market value of all of the assets of Parent immediately prior to such acquisition or acquisitions; provided, however, a transfer of assets by Parent shall not deemed to be a Change in Control if the assets are transferred to (A) a shareholder of Parent (immediately before the asset transfer) in exchange for or with respect to its capital stock in Parent, (B) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by Parent, (C) a person, entity or group that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding capital stock of Parent, or (D) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person, entity or group described in subparagraph (C) above.  In all respects, the definition of “Change in Control” shall be interpreted to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and the provisions of Treasury Notice 2005-1, and any successor statute, regulation and guidance thereto (provided, however, that Parent does not guarantee any tax treatment of any payment or benefit in this Agreement).

(b)           The Restricted Shares shall also be subject to the terms of the agreement underlying the Restricted Shares and the Shareholders’ Agreement entered into by Parent and the holders of the other shares of Series A-1 Common Stock.  In the event of any conflict between the terms of such agreements and the terms of this Agreement, the terms of this Agreement shall govern.

5.    Termination of Employment.  The Executive’s employment shall terminate upon the occurrence of any of the following:

5.1           Termination by the Company for Cause.  At the election of the Company, for Cause.  For the purposes of this Section 5.1, “Cause” for termination shall be deemed to exist upon the occurrence of any of the following:

(a)           a written finding by the Board made after reasonable investigation that Executive has engaged in dishonesty, gross negligence or gross misconduct that is injurious to the Company, and notice to such Executive of such written finding;

(b)          Executive’s conviction or entry of a plea of nolo contendere to any felony or any crime involving moral turpitude, fraud or embezzlement of Company property; and

(c)           a written finding by the Board that Executive has engaged in a material breach of this Agreement, and that, after written notice of the right to cure within sixty (60) days, has not cured such material breach.

5.2           Termination Without Cause.  At the election of the Company, without Cause, at any time, upon thirty (30) days written notice to Executive.  Except as provided in Section 3(a) hereof, any material change in the duties or reporting responsibilities of Executive shall be treated, at the election of Executive, as a termination without cause.

5.3           Voluntary Termination.   At the election of the Executive, for any reason, upon thirty (30) days notice to the Company.

6.    Effect of Termination.

6.1           Termination for Cause or at the Election of Executive.  In the event that Executive’s employment is terminated for Cause pursuant to Section 5.1 or at the Election of the Executive pursuant to Section 5.3, the Company shall have no further obligations under this Agreement other than to pay to Executive the base salary and benefits, including payment for accrued but untaken vacation days, otherwise payable to him under Sections 4.1 through 4.5 respectively through the last day of his actual employment by the Company (collectively, the “Accrued Obligations”).

6.2           Termination by the Company Without Cause.  In the event that Executive’s employment is terminated pursuant to Section 5.2:  the Company shall: (a) pay to Executive the Accrued Obligations plus two times his annual base salary and 65% of his targeted Total Bonus Amount then in effect, or three times such annual base salary and 65% of his targeted Total Bonus Amount if such termination occurs within twelve months following a Change in Control (a “Termination on CIC”), less applicable withholdings, in a lump sum to be paid within 30 days of termination; (b) provide health and dental insurance benefits as set forth in Section 4.5 for a twenty-four month period, or a thirty-six month period if such termination is a Termination on CIC; (c) pay to Executive a lump sum cash equivalent of the value of all other fringe benefits provided to Executive pursuant to Section 4.5 above immediately prior to such termination, valued at the cost to the Company of such other fringe benefits over a twenty-four month period, or a thirty-six month period if such termination is a Termination on CIC, and paid within 30 days of termination; and (d) pay to Executive a bonus payment pursuant to Section 4.2 for the fiscal year in which Executive is terminated, with such amount being equal to the Total Bonus Amount for such year (less all amounts of the Total Bonus Amount that have been paid in such year) multiplied by the quotient of the number of full or partial weeks Executive was employed during such fiscal year divided by 52, and payable within 30 days of termination.  Executive’s Restricted Shares shall continue to vest for twenty-four months following such termination.

6.3           Section  409A of the Internal Revenue Code. This Agreement is intended to comply with the “short-term deferral” rule of the regulations under section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and, as a result, not to be subject to Section 409A.  If and to the extent that section 409A does apply to any payments under this Agreement, such payments shall be paid only upon an event permitted under 409A and at the earliest date permitted by Section 409A.

7.    Non-disclosure and Non-competition.

7.1           Proprietary Information.

(a)           Executive agrees that all information and know-how, whether or not in writing, of a private, secret or confidential nature concerning the Company’s business or financial affairs (collectively, “Proprietary Information”) is and shall be the exclusive property of the Company.  By way of illustration, but not limitation, Proprietary Information may include inventions, products, processes, methods, techniques, formulas, compositions, compounds, projects, developments, plans, research data, clinical data, financial data, personnel data, computer programs, and customer and supplier lists.  Executive will not disclose any Proprietary Information to others outside the Company or use the same for any unauthorized purposes without written approval by an officer of the Company, either during or after his employment, unless and until such Proprietary Information has become public knowledge without fault by Executive.

(b)          Executive agrees that all files, letters, memoranda, reports, records, data, sketches, drawings, laboratory notebooks, program listings, or other written, photographic, or other tangible material containing Proprietary Information, whether created by Executive or others, which shall come into his custody or possession, shall be and are the exclusive property of the Company to be used by Executive only in the performance of his duties for the Company.

(c)           Executive agrees that his obligation not to disclose or use information, know-how and records of the types set forth in paragraphs (a) and (b) above, also extends to such types of information, know-how, records and tangible property of subsidiaries and joint ventures of the Company, customers of the Company or suppliers to the Company or other third parties who may have disclosed or entrusted the same to the Company or to Executive in the course of the Company’s business.

(d)          Executive agrees that all Creations (as herein defined) shall be the property of the Company.  “Creations” shall mean all ideas, prospect and customer lists, inventions, research,

plans for products or services, potential marketing and sales relationships, business development strategies, marketing plans, designs, logos, branding, layouts, templates, computer software (including, without limitation, source code), computer programs, original works of authorship, copyrightable expression, characters, know-how, trade secrets, information, data, developments, discoveries, improvements, modifications, technology, methodologies, algorithms and designs, whether or not subject to patent or copyright protection, made, conceived, expressed, developed, or actually or constructively reduced to practice by Executive solely or jointly with others to the extent relating to or otherwise in connection with Executive’s employment by the Company.   Executive agrees to cooperate in all respects regarding requests by the Company relating to the Company’s intellectual property rights in the Creations, whether such cooperation is required during or after the termination of the employment period.

7.2           Noncompetition; Nonsolicitation; Nondisparagement.

(a)           During his employment with the Company, Executive shall not, directly or indirectly, render services of a business, professional or commercial nature to any other person or entity that competes with the Company’s business, whether for compensation or otherwise, or engage in any business activities competitive with the Company’s business, whether alone, as an Executive, as a partner, or as a shareholder (other than as the holder of not more than one percent of the combined voting power of the outstanding stock of a public company), officer or director of any corporation or other business entity, or as a trustee, fiduciary or in any other similar representative capacity of any other entity.  Notwithstanding the foregoing, the expenditure of reasonable amounts of time as a member of other companies’ Board of Directors shall not be deemed a breach of this if those activities do not materially interfere with the services required under this Agreement.

(b)          For a period of one (1) year after termination of Executive’s employment for any reason, Executive will not recruit solicit or induce, or attempt to induce, any employee or employees of the Company to terminate their employment with, or otherwise cease their relationship with, the Company; provided, however, that this provision shall not apply in the event a Termination on CIC.

(c)           During his employment with the Company and at all times thereafter, Executive shall not make any statements that are professionally or personally disparaging about, or adverse to, the interests of the Company or any of its divisions, affiliates, subsidiaries or other related entities, or their respective directors, officers, employees, agents, successors and assigns (collectively, “Company-Related Parties”), including, but not limited to, any statements that disparage any person, product, service, finances, financial condition, capability or any other aspect of the business of any Company-Related Party, and that Executive will not engage in any conduct which could reasonably be expected to harm professionally or personally the reputation of any Company-Related Party.

7.3           If any restriction set forth in this Section 7 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.

7.4           The restrictions contained in this Section 7 are necessary for the protection of the business and goodwill of the Company and are considered by Executive to be reasonable for such purpose.  Executive agrees that any breach of this Section 7 will cause the Company substantial and irrevocable damage and therefore, in the event of any such breach, in addition to such other remedies which may be available, the Company shall have the right to seek specific performance and injunctive relief.

8.    Other Agreements.  Executive represents that his performance of all the terms of this Agreement as an Executive of the Company does not and will not breach any (i) agreement to keep in confidence proprietary information, knowledge or data acquired by him in confidence or in trust prior to his employment with the Company or (ii) agreement to refrain from competing, directly or indirectly, with the business of any previous employer or any other party.

9.    Notices.  All notices required or permitted under this Agreement shall be in writing and shall be deemed effective upon (a) a personal delivery, or (b) deposit in the United States Post Office, by registered or certified mail, postage prepaid.

10.  Entire Agreement.  This Agreement and the agreements related to the Restricted Shares constitute the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral relating to the subject matter of this Agreement, including without limitation that certain Employment Agreement between the parties dated June 7, 2005, as amended July 7, 2005 and December 5, 2005, which this Agreement amends and restates in its entirety.

11.  Amendment.  This Agreement may be amended or modified only by a written instrument executed by both the Company and Executive.

12.  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, including any corporation into which the Company may be merged or which may succeed to its assets or business, provided, however, that the obligations of Executive are personal and shall not be assigned by him, and that the Agreement may not be assigned by the Company to any other entity without the Executive’s written consent.

13.  Miscellaneous.

13.1         No Waiver.  No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right.  A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

13.2         Severability.  In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

13.3         Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California.

13.4         Consent to Jurisdiction.  Each of the parties hereto irrevocably consents and submits to the jurisdiction of the courts of the State of California, sitting in San Diego County, as the exclusive jurisdiction and venue for any actions or proceedings brought against either party hereto, arising out of or relating to this Agreement.  In any such action or proceeding brought in such courts, the parties hereto irrevocably (i) waive any objection or jurisdiction or venue, (ii) waive personal service of the summons, complaint and other process and (iii) agree that service thereof may be made by certified or registered first-class mail directed to the party to be served.

13.5         Waiver of Jury Trial.  Each of the parties hereto irrevocably waives its right to a trial by jury in any action arising out of or related to this Agreement.

13.6         Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year set forth above.

/s/ Ronald G. Hiscock

Ronald G. Hiscock

ALPHATEC SPINE, INC.

By:	/s/ John H. Foster
Name: John H. Foster
Title: Chairman

ALPHATEC HOLDINGS, INC.

By:	/s/ John H. Foster
Name: John H. Foster
Title: Chairman

Schedule I

During the term of employment, Company to provide:

(a)                                  Residence in California – Company to provide for rental living, e.g., comfortable furnished town home with normal maintenance and upkeep (i.e., two bedrooms) in appropriate neighborhood, with Company to approve and sign lease;

(b)                                 Travel expenses – Company to reimburse for first-class air travel for all Company-related travel and for travel to and from Philadelphia at the reasonable discretion of the Executive;

(c)                                  Vehicle expenses – Company to provide luxury car in California;

(d)                                 Other Expenses – Company to reimburse, at the discretion of the Board, for normal business expenses associated with executive status relating to travel, airline clubs, dry cleaning and laundry while in California, meal allowance while in California, parking while in California, and reasonable client and staff meal and entertainment expenses;

(e)                                  Company to pay to Executive’s counsel up to $7,500 in legal fees and costs associated with negotiation of this Agreement.

(f)                                    The Company agrees to pay premiums for the following insurance policies:

1.             John Hancock Key Person life insurance policy (Policy number 55-978-241)

2.             Northwestern Mutual Term Life (Policy number 15-382-929)

3.             Mass Mutual UL  (Contract number 995500944G)

4.             Mass Mutual Disability income policy (Policy number 8,080,826)